LARRY D. IRICK
Vice President, General Counsel
and Corporate Secretary

September 4, 2013

VIA EDGAR AND EMAIL

Re:     Westar Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-3523

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Allegretto:

We are submitting our responses to your letter dated August 14, 2013 to Mr. Anthony D. Somma, our Senior Vice President, Chief Financial Officer and Treasurer. For your convenience, the responses are numbered to correspond to the comment numbers in your letter.

Pursuant to the request in your letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K, (ii) Staff comments or changes to disclosure in the 2012 Form 10-K in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the 2012 Form 10-K.

818 South Kansas Ave / P.O. Box 889 / Topeka, Kansas 66601
Telephone: (785) 575-1625 / Fax: (785) 575-8136
larry.irick@WestarEnergy.com

Mr. James Allegretto
Securities and Exchange Commission
September 4, 2013

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Changes in Equity, page 65

1.
Please provide us with a reconciliation of the issuance of stock, amortization of restricted stock and stock compensation and tax benefit line items in this statement to the related amounts in the consolidated statements of cash flows and the supplemental cash flow information in Note 2.

Company Response:
The following tables provide the requested reconciliations for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Common Stock	Paid-in Capital	Total	Common Stock	Paid-in Capital	Total	Common Stock	Paid-in Capital	Total
	(In thousands)
Equity Statement
Issuance of stock	$4,027	$19,143	$23,170	$67,852	$243,081	$310,933	$15,280	$50,759	$66,039
Transfer from temporary equity	—	—	—	—	3,465	3,465	—	(22)	(22)
Amortization of restricted stock	—	6,430	6,430	—	7,698	7,698	—	10,710	10,710
Stock compensation and tax benefit	—	(8,104)	(8,104)	—	(13,321)	(13,321)	—	(2,657)	(2,657)
Total Equity Statement	$4,027	$17,469	$21,496	$67,852	$240,923	$308,775	$15,280	$58,790	$74,070

Cash Flow Statement
Issuance of common stock			$6,996			$294,942			$54,651
Stock-based compensation excess tax benefits			1,698			1,180			641
Supplemental Cash Flow Information (footnote 2)
Issuance of common stock for reinvested dividends and compensation plans			12,803			15,103			18,777
Immaterial adjustment not included in footnote 2 (2011) and rounding			(1)			(2,450)			1
Total Cash Flow Statement and Supplemental Cash Flow Information			$21,496			$308,775			$74,070

Reconciliation of Amortization of Restricted Stock - Shareholder's Equity to Non-cash compensation - Statement of Cash Flows
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	(In thousands)
Amortization of restricted stock - Equity Statement			$6,430			$7,698			$10,710
Deferred Directors' Fees			825			724			663
Non-Cash Compensation - Statement of Cash Flows			$7,255			$8,422			$11,373

Mr. James Allegretto
Securities and Exchange Commission
September 4, 2013

Notes to Consolidated Financial Statements, page 66

Note 3. Rate Matters and Regulation, page 71

2.
Please supplementally explain the history of the regulatory asset relating to depreciation including why a portion of depreciation for financial reporting purposes was deferred. Tell us over what period it arose and the identity of the plant(s) to which it related to including whether any plant(s) were recently completed.

Company Response:
In 2001, the Kansas Corporation Commission (KCC) issued an order establishing depreciation rates for our nuclear generating station (Wolf Creek) that were based on an estimated useful life that exceeded its operating license by 20 years. In addition, in the 2001 Order, the KCC also established a depreciation rate for minor leasehold additions at LaCygne unit 2 that presumed an extension of the lease term. For financial reporting purposes, we continued to report depreciation based on the term of the operating license and the lease. We recorded a regulatory asset for the difference between the KCC allowed depreciation and depreciation recognized for financial reporting purposes. In late 2008, the Nuclear Regulatory Commission approved a 20 year extension of the operating license for our nuclear facility. We began amortizing the regulatory asset balance that related to Wolf Creek at that time. In 2005, we extended the LaCygne unit 2 lease term and began amortizing the regulatory asset balance that related to LaCygne unit 2 at that time. Neither of these plants were considered recently completed.

In addition to the above, in a 2005 regulatory proceeding, the KCC authorized recording a $20.1 million regulatory asset to allow for recovery of depreciation expense recorded for financial reporting for the period August 2001 through March 2002 in excess of depreciation expense recognized for regulatory purposes for that same period. This difference relates to changes made by the KCC in the estimate of the useful life of certain generating plants other than Wolf Creek and LaCygne unit 2. We began amortizing the regulatory asset in 2006. None of these plants were considered recently completed.

3.
Please explain to the staff whether disallowed plant costs that were authorized for recovery without a return are reflected at the recovery amount or a discounted amount and the basis for your accounting. See ASC 980-360-35-12.

Company Response:
Initially, the KCC decided to disallow certain costs related to the Wolf Creek plant. Subsequently, in 1987, the KCC revised its earlier decision and provided for recovery of an indirect disallowance with no return on investment. As a result, we report a regulatory asset at the present value of the future expected revenues to be provided to recover these costs in accordance with ASC 980-360-35-3b. In future Form 10-K filings, we will modify our disclosure in Note 3 to clarify as follows.

~~Disallowed plant costs: In 1985, the Kansas Corporation Commission (KCC) disallowed certain costs associated with the original construction of Wolf Creek. In 1987, the KCC authorized KGE to recover these costs in prices over the useful life of Wolf Creek. We do not earn a return on this asset.~~

Disallowed plant costs: Initially, the KCC decided to disallow certain costs related to the Wolf Creek plant. Subsequently, in 1987, the KCC revised its earlier decision and provided for recovery of an indirect disallowance with no return on investment. This regulatory asset represents the present value of the future expected revenues to be provided to recover these costs.

Mr. James Allegretto
Securities and Exchange Commission
September 4, 2013

4.
Using the applicable amounts in Notes 4, 5 or 14, please show us how the regulatory liability entitled Nuclear decommissioning represents the difference between the fair value of the assets held in the decommissioning trust and the fair value of your ARO.

Company Response:
We record as a regulatory liability the difference between the fair value of the assets held in a decommissioning trust and the amount recorded for our ARO to decommission the nuclear plant, not the fair value of the ARO as described in our disclosure. The table below presents the fair value of the decommissioning assets, the recorded amount of the related ARO and the recorded amount for the related regulatory liability.

	As of December 31,
	2012	2011
	(Dollars in Thousands)
Fair value of assets held in a decommissioning trust disclosed in Notes 4 & 5	$150,754	$130,270
Less: ARO to decommission nuclear plant included in total ending ARO disclosed in Note 14 ($152,648 and $142,508, respectively)	124,817	117,726
Regulatory liability for nuclear decommissioning disclosed in Note 3	$25,937	$12,544

In future Form 10-K filings, we will modify our disclosure in Note 3 to clarify as follows.

Nuclear decommissioning: We have a legal obligation to decommission Wolf Creek at the end of its useful life. This amount represents the difference between the fair value of the assets held in a decommissioning trust and the ~~fair value of our~~ amount recorded for the ARO.

Note 9. Long-Term Debt, page 88

5.
Reference is made to your disclosure in the sixth paragraph on page 89 that some debt instruments require the maintenance of leverage ratios. Please tell us whether any of these leverage ratios restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. Please also provide us with an update as to whether any agree-upon capital structure, or other regulatory provisions imposed by the KCC, serves to restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. If so, please tell us the amount of restricted net assets of KGE as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets of KGE exceed 25 percent of your consolidated net assets, please provide the disclosure required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Company Response:
The ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends is not restricted by any leverage ratios contained in our debt instruments. Any assumed or agreed-upon capital structure applied by our regulators is not based upon statutory or regulatory provisions that dictate a particular capital structure or that prevent the movement of funds as needed within the consolidated group. It continues to be accurate that no agreed-upon capital structure, or other regulatory provisions imposed by the KCC, serves to restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends.

Mr. James Allegretto
Securities and Exchange Commission
September 4, 2013

We are filing this letter through the EDGAR system. We are also emailing a copy to Mr. Phippen and sending a signed original copy of this letter by overnight courier to you. Please feel free to call the undersigned at (785) 575-1625 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

cc:    Mr. Michael Contreras, Deloitte and Touche LLP
Mr. Anthony Somma, Senior Vice President, Chief Financial Officer and Treasurer